C21 Investments announces unaudited revenue of US$5.1 million for first two months of 2020 fiscal year

VANCOUVER, April 4, 2019 - C21 Investments Inc. (the "Company") (CSE: CXXI) today announced unaudited revenue of US$5.1 million for the two months ending March 31, 2019.  This amount reflects revenue from the Company's operations in Nevada and Oregon.  Unaudited gross margin is estimated to be 60%.  These figures do not include revenue from Swell Companies, which is an acquisition expected to close later this month.

The Company has adopted the US dollar as our presentation currency and will be reporting our financials in US dollars moving forward.

The Company's next revenue report will be for the quarter ended April 30 and is expected to include partial revenue from Swell Companies in Oregon, a previously announced acquisition that is expected to close in April 2019.

The audited financial statements for the year end Jan 31, 2019 are due to be released prior to the end of May, followed by fiscal 2020 first quarter results for the period February 1 to April 30, 2019 by the end of June 2019.

After the completion of the acquisition of Swell Companies (expected in April 2019), the C21 Investments group of companies will have 140,000 sq. ft. of cultivation space (both indoor and outdoor) with another 165,000 sq. ft. available for cultivation, extraction or wholesale distribution; 10,600 sq. ft. of wholesale distribution; 13,000 sq. ft. of extraction; and 17,000 sq. ft of retail distribution which served a record of 49,846 customers in March.

About C21 Investments

C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, and Phantom Farms, Eco Firma Farms, and Pure Green in Oregon. The Company has a definitive agreement to acquire Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. These developments are expected to add to the Company's ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the unaudited revenue at March 31, 2019, estimated gross margin at March 31, 2019, expected closing of acquisition of Swell companies in April; anticipated timelines for issuance of future revenue reports and the impact of the acquisitions on the Company's financial information.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C2, including the acquisition of the Swell companies in April and the reliability of the revenue and gross margin at March 31. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing if the acquisition of the Swell companies in April, C21's inability to finance and complete the acquisition or, to integrate and expand the acquired businesses as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21's expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact: David Moorcroft S2C Inc. david@strategy2communications.com +1 416 727-1858	Investor contact: Dave Goad Investor Relations dgoad@cxxi.ca +1 833 BUY-CXXI (289-2994)

Michael Kidd

Chief Financial Officer and Director

Michael.kidd@cxxi.ca

+1 833 289-2994